Exhibit 12.1

Genaera Corporation

Ratio of Earnings to Fixed Charges

Years Ended 1999 through 2004

	Year Ended
	1999	2000	2001	2002	2003	2004
Total Fixed Costs (Interest Exp)	$421	$774	$445	$300	$279	$193

Total Fixed Costs (Interest Exp)	$(421)	$(774)	$(445)	$(300)	$(279)	$(193)
Loss from continuing operations before income taxes	(12,746)	(12,657)	(13,517)	(12,259)	(9,673)	(18,082)

Earnings*	$(13,167)	$(13,431)	$(13,962)	$(12,559)	$(9,952)	$(18,275)

*	As Genaera had negative earnings in each period presented, earnings did not cover fixed charges in any of the periods.